March 21, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Daniel F. Duchovny, Esq.
Special Counsel
Office of Mergers & Acquisitions

Re:	Penn Virginia Corporation
Schedule TO-I Filed March 8, 2011
File No. 005-13693

Dear Mr. Duchovny:

Set forth below are the responses of Penn Virginia Corporation, a Virginia corporation (the “Company”), to the comments contained in the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 14, 2011, with respect to the Company’s Schedule TO-I filed March 8, 2010, File No. 005-13693 (the “Schedule TO”). The Company has filed Amendment No. 1 to the Schedule TO (the “Amendment”) to respond to the Staff’s comments with respect to the Schedule TO. For your convenience, the exact text of the comments provided by the Staff has been included in bold type preceding each response in the order presented in the comment letter. Each response below has been prepared and is being provided by the Company, which has authorized us to respond to the Staff’s comments on its behalf.

Schedule TO

1.	Please revise your disclosure responsive to Item 3 of Schedule TO (Identity and Background of Filing Person) to include this disclosure in the offer document as delivered to security holders.

Response:

The Offer to Purchase filed as Exhibit (a)(1)(i) to the Schedule TO (the “Offer to Purchase”) has been amended to include disclosure responsive to Item 3 of the Schedule TO.

Vinson & Elkins LLP Attorneys at Law Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Shanghai Tokyo Washington	666 Fifth Avenue, 26th Floor New York, NY 10103-0040 Tel 212.237.0000 Fax 212.237.0100 www.velaw.com

March 21, 2011, Page 2

Offer to Purchase

Incorporation of Documents by Reference, page iv

2.	Please tell us the basis for your belief that documents may be “deemed to be incorporated by reference.” Note that Schedule TO does not expressly authorize “forward incorporation by reference.” Rather, General Instruction F specifies how you may incorporate by reference in a Schedule TO.

Response:

The Offer to Purchase has been amended to remove any reference to “forward incorporation by reference.”

Forward-Looking Statements, page 7

3.	We note your reference to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Note that the safe harbor protections for forward-looking statements contained in those federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations. Please delete the reference or clarify that it is not applicable to the tender offer.

Response:

The Offer to Purchase has been amended to delete the references to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.

4.	We note your statement in the last sentence of the last paragraph that you “undertake no obligation to revise or update any forward-looking statements … whether as a result of new information, future events or otherwise.” This statement is inconsistent with your obligation to amend and promptly disseminate revised information in the event that your existing disclosure materially changes. Revise accordingly.

Response:

The Offer to Purchase has been amended to remove the referenced disclaimer.

March 21, 2011, Page 3

The Offer, page 9

5.	Please tell us how payment on April 8, 2011 constitutes prompt payment, as required by Rule 14e-1(c).

Response:

The Company acknowledges the requirement of Rule 14e-1(c) with respect to prompt payment and confirms that it will comply with this requirement. The Company understands that the Staff has generally taken the view that “prompt payment” under Rule 14e-1(c) requires the payment of consideration or the return of tendered securities no later than three business days after the conclusion of the tender offer. The Company expects to pay for the securities as early as the day following the expiration date, but in any event, will pay for the securities no later than three business days following the expiration date.

Procedures for Tendering the Convertible Notes, page 10

6.	Refer to the second paragraph on page 12. Please explain, with a view toward revised disclosure, how the e-mail process described would work. For example, do security holders need to email the letter of transmittal? If not, please explain the legal effect of delivering the Voluntary Offering Instructions as compared to the letter of transmittal. Do notes tendered through this method count towards your Minimum Tender Condition?

Response:

The Offer to Purchase has been amended to clarify how the e-mail process would work and the effect of delivering the referenced documents. The Company notes that for a holder to effectively tender their securities after 5:00 p.m., New York City time, on April 4, 2011, but before 12:00 midnight, New York City time, on the Expiration Date, security holders should complete and sign a Voluntary Offering Instructions form and Letter of Transmittal and deliver these documents via email to the depositary. Immediately after delivering these documents to the depositary via email, the security holder should telephone the depositary to confirm the depositary’s receipt of these documents, to determine if further action is required, and to confirm the security holder’s intent to tender. A security holder who indicates an intent to tender after 5:00 p.m., New York City time, on April 4, 2011, but before 12:00 midnight, New York City time, on the Expiration Date will not be able to tender its securities to DTC until the morning of April 5, 2011. Therefore, such securities would not count towards the minimum tender condition.

March 21, 2011, Page 4

Withdrawal Rights, page 14

7.	You have indicated that security holders may withdraw their tendered securities at any time prior to the expiration date. Revise to disclose that securities not yet accepted for payment after the expiration of forty business days from the commencement of the offers may be withdrawn. See Rule 13e-4(f)(2)(ii).

Response:

The Offer to Purchase has been amended to describe the withdrawal rights set forth in Rule 13e-4(f)(2)(ii).

Conditions to the Tender Offer, page 16

8.	We note that the offer is not completely financed and is subject to a financing condition. Generally, when an offer is not financed, or when a bidder’s ability to obtain financing is uncertain, a material change will occur in the information previously disclosed when the offer becomes fully financed. Under Rule 13e-4(c)(3), a bidder is required to promptly file an amendment to its Schedule TO disclosing this material change. Please confirm that you will disseminate the disclosure of this change in a manner reasonably calculated to inform security holders as required by Rule 13e-4(d). In addition, please confirm that five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer. Refer to Exchange Act Release Nos. 23421 (July 11, 1986 at footnote 70) and 24296 (April 3, 1987).

Response:

The Company acknowledges the requirement under Rule 13e-4(c)(3) to promptly file an amendment to the Schedule TO disclosing a material change. We hereby confirm, on behalf of the Company, that the Company will disseminate the disclosure required by Rule 13e-4(c)(3) in a manner reasonably calculated to inform security holders as required by Rule 13e-4(d). We hereby confirm, on behalf of the Company, that five business days will remain in the offer following disclosure of such a change or that the offer will be extended so that at least five business days remain in the offer.

9.	Refer to your Lender Consent and Noteholder Consent conditions. These conditions appear to be subject to your actions. The ability of the issuer to determine, in its sole discretion, whether a condition has occurred may render the offer illusory. Please revise to remove the implication that these conditions are within your control and describe any steps you have taken to date to obtain such consents.

Response:

The Offer to Purchase has been amended to clarify the referenced conditions and to describe the steps that the Company has taken, or expects to take shortly, to obtain such consents.

March 21, 2011, Page 5

10.	Refer to the disclosure in the last paragraph of this section relating to your failure to exercise any of the rights described in this section. This language suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Response:

We hereby confirm, on behalf of the Company, that the Company understands that if a condition is triggered and the Company decides to proceed with the offer, such action would constitute a waiver of the triggered condition. If such waiver is material, the Company acknowledges that it may be required to extend the offer and recirculate disclosure to the holders of Convertible Notes.

11.	Please see our comment above. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidder should inform security holders how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the company’s understanding in your response letter.

Response:

We hereby confirm, on behalf of the Company, the Company’s understanding that if an offer condition is triggered during the offer period and before the expiration of the offer, the Company shall inform holders of the securities how it intends to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.

Source and Amount of Funds, page 19

12.	Please provide the disclosure required by Item 1007(d) of Regulation M-A.

Response:

The Schedule TO and the Offer to Purchase have been amended to include the disclosure required by Item 1007(d) of Regulation M-A.

March 21, 2011, Page 6

Certain United States Federal Income Tax Considerations, page 26

13.	Provide an analysis supporting the legend relating to Treasury Department Circular 230 at the top of page 27 or delete the legend here and in every exhibit in which it appears.

Response:

The Offer to Purchase has been amended by deleting the reference to Treasury Department Circular 230 on page 26 thereof. The Letter of Transmittal filed as Exhibit (a)(1)(ii) to the Schedule TO has been amended by deleting the reference to Treasury Department Circular 230 on page 13 thereof. The Letter to Clients filed as Exhibit (a)(1)(vi) to the Schedule TO has been amended by deleting the reference to Treasury Department Circular 230 on page 3 thereof.

Pursuant to your request, in connection with responding to these comments, the Company acknowledges that:

o	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

o	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing to Adorys Velazquez at (212) 237-0036 or Allan D. Reiss at (212) 237-0018.

Very truly yours,

/s/ Adorys Velazquez

cc:	Nancy M. Snyder, Esq., Penn Virginia Corporation